MDU RESOURCES GROUP, INC.
         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
          COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


                                       Twelve Months            Year
                                           Ended                Ended
                                      March 31, 1998      December 31, 1997
                                         (In thousands of dollars)
Earnings Available for
     Fixed Charges:

Net Income per Consolidated
     Statements of Income           $ 57,814                 $ 54,617

Income Taxes                          32,012                   30,743
                                      89,826                   85,360

Rents (a)                              1,435                    1,249

Interest (b)                          32,470                   33,047

Total Earnings Available
     for Fixed Charges              $123,731                 $119,656

Preferred Dividend Requirements     $    781                 $    782

Ratio of Income Before Income
     Taxes to Net Income                155%                     156%

Preferred Dividend Factor on
     Pretax Basis                      1,211                    1,220

Fixed Charges (c)                     33,905                   34,296

Combined Fixed Charges and
  Preferred Stock Dividends         $ 35,116                 $ 35,516

Ratio of Earnings to Fixed
     Charges                            3.7x                     3.5x

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock Dividends         3.5x                     3.4x

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income. Also includes carrying costs associated with natural gas available under a repurchase agreement with Frontier Gas Storage Company as more fully described in Notes to Consolidated Financial Statements.

(c)  Represents rents and interest, both as defined above.